UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.     )*

WIRELESS RONIN TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

97652A203

(CUSIP Number)

JOSEPH M. MANKO, JR.

HORTON CAPITAL MANAGEMENT, LLC.

1717 Arch Street, Suite 3920

Philadelphia, PA 19103

(215) 399 5402

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97652A203

1	Name of reporting person HORTON CAPITAL PARTNERS, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 5,859,034*
	9	Sole dispositive power
	10	Shared dispositive power 5,859,034*
11	Aggregate amount beneficially owned by each reporting person 5,859,034*
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.99%*
14	Type of reporting person OO

*	See Item 5 of the Schedule 13D.

CUSIP No. 97652A203

1	Name of reporting person HORTON CAPITAL MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 5,859,034*
	9	Sole dispositive power
	10	Shared dispositive power 5,859,034*
11	Aggregate amount beneficially owned by each reporting person 5,859,034*
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.99%*
14	Type of reporting person 00

*	See Item 5 of the Schedule 13D.

CUSIP No. 97652A203

1	Name of reporting person JOSEPH M. MANKO, JR
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 5,859,034*
	9	Sole dispositive power
	10	Shared dispositive power 5,859,034*
11	Aggregate amount beneficially owned by each reporting person 5,859,034*
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.99%*
14	Type of reporting person IN

*	See Item 5 of the Schedule 13D.

CUSIP No. 97652A203

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of Wireless Ronin Technologies, Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5929 Baker Road, Suite 475, Minnetonka, MN 55345.

Item 2.	Identity and Background.

(a) This statement is filed by Horton Capital Partners LLC (“HCP”), Horton Capital Management, LLC (“HCM”) and Joseph M. Manko, Jr. (collectively with HCP and HCM, the “Reporting Persons”), with respect to shares (the “Acquired Shares”) of common stock of the above-named issuer owned, and to which pecuniary interests are retained, by Horton Capital Partners Fund, LP , a Delaware limited partnership (“HCPF”), Cheswold (Horton), LLC (“CH”) and Next Egg Investments (NFF), LP (“NE”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b) The address of the principal office of HCP, HCM and Mr. Manko are 1717 Arch Street, Suite 3920, Philadelphia, PA 19103. The sole managing member of each of HCP and HCM is Mr. Joseph M. Manko, Jr.

(c) The principal business of HCP is purchasing, holding and selling securities for investment purposes. The principal business of HCM is serving as the investment manager of HCPF. The principal occupation of Mr. Manko is serving as the managing member of HCM.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Manko is a citizen of the United States of America.

CUSIP No. 97652A203

Item 3.	Source and Amount of Funds or Other Consideration.

The Acquired Shares were purchased with working capital in a negotiated transaction with the Issuer as set forth in Item 4. The aggregate purchase price for the Acquired Shares is approximately $2,250,000.

Item 4.	Purpose of Transaction.

The Acquired Shares were purchased based on the Reporting Persons’ belief that the Acquired Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Acquired Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Acquired Shares were purchased as part of a financing transaction to facilitate the merger of the Issuer with Creative Realities, Inc. which was completed simultaneously upon the closing of the financing transaction. Pursuant to a Securities Purchase Agreement (the “SPA”) with the Issuer dated August 18, 2014, 2,250,000 Series A Convertible Preferred Shares of the Issuer (the “Series A Preferred Stock”) were purchased which are initially convertible into Shares at an initial conversion price of $0.40 per Share and warrants (the “Warrants”) to purchase 2,812,500 Shares at an initial exercise price of $0.50 per Share. The Series A Preferred Stock entitles its holders to a 6% dividend, payable semi-annually in cash or in kind. The Series A Preferred Stock has full-ratchet price protection in the event that the Issuer issues common stock below the conversion price, as adjusted, subject to certain customary exceptions. The Warrants contain weighted-average price protection in the event that the Issuer issues common stock below the exercise price, as adjusted, subject to certain customary exceptions. The SPA grants the holders of the Series A Preferred Stock certain registration rights pertaining to the Shares they may receive upon conversion of their Series A Preferred Stock and upon exercise of their Warrants. Pursuant to the terms of the SPA, a majority of the outstanding Series A Preferred Stock has the right to appoint a director to the Issuer’s board of directors (the “Board”) and the Reporting Persons intend to engage in discussions with the Issuer and the Board generally to enhance stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Acquired Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported beneficially owned by each person named herein is based upon 58,648,989 Shares outstanding as of August 18, 2014, which is the total number of Basic Shares outstanding (including the Series A Preferred Stock, as converted) as reported in the SPA filed as an Exhibit to the Issuer’s Form 8-K with the Securities and Exchange Commission on August 22, 2014.

As of the close of business on August 20, 2014, through their power to direct all investment and voting decisions with respect to the Acquired Shares the Reporting Persons may each be deemed to beneficially own 5,859,034 Shares, constituting approximately 9.99% of the Shares outstanding.

Excluded from the Reporting Persons’ beneficial ownership are 2,578,466 Shares issuable upon the conversion of the Series A Preferred Stock and the Warrants beneficially owned by the Reporting Persons due to a conversion cap that precludes the holder thereof from converting the Series A Preferred Stock and the Warrants to the extent that the holder would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the Shares outstanding (the “Beneficial Ownership Limitation”).

CUSIP No. 97652A203

Each Reporting Person, for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b) By virtue of their respective positions with HCP, each of HCM and Mr. Manko may be deemed to have shared power to vote and dispose of the Shares reported beneficially owned by HCP.

(c) None other than as otherwise disclosed herein.

(d) HCPF, CH and NE retain pecuniary interests in the Acquired Shares and therefore have the right to receive dividends from, or proceeds from the sale of, the Acquired Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the SPA and Warrants set forth in Item 4 is incorporated herein by this reference.

On September 2, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1 Joint Filing Agreement by and among Horton Capital Partners,, LLC, Horton Capital Management, LLC and Joseph M. Manko, Jr, dated September 2, 2014.

99.2 Securities Purchase Agreement dated August 18, 2014 among Issuer and certain purchasers incorporated by reference to Exhibit 10.1 of Form 8-K filed by Issuer on August 22, 2014.

99.3 Series A Convertible Preferred Stock Certificate of Designations of Preferences, Rights and Limitations filed August 19, 2014 incorporated by reference to Exhibit 3.1 of Form 8-K filed by Issuer on August 22, 2014.

99.4 Form of Warrant to Purchase Common Stock of Issuer incorporated by reference to Exhibit 10.2 of Form 8-K filed by Issuer on August 22, 2014.

CUSIP No. 97652A203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	September 2, 2014	HORTON CAPITAL PARTNERS, LLC

		By:	/s/ Joseph M. Manko, Jr.
			Name:	Joseph M. Manko, Jr.
			Title:	Managing Member

HORTON CAPITAL MANAGEMENT, LLC.

		By:	/s/ Joseph M. Manko, Jr.
			Name:	Joseph M. Manko, Jr.
			Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.